Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: May 2017

1.	We announce to the capital market agents that, during May 2017, Itaú Unibanco acquired 12,960,000 preferred shares, and the average acquisition price(a) was R$ 35.51, totalizing approximately R$ 460.2 million.

2.	In 2017, we acquired 28,397,900 preferred shares (including May) at the average price(a) of R$ 36.26.

3.	On May 25, 2017, the Board of Directors authorized the company to acquire up to 10,000,000 common shares and 50,000,000 preferred shares of own issue, in the period from May 26, 2017 and November 26, 2018, at market value.

4.	Historical information is available on the organization’s Investor Relations website (www.itau.com.br/relacoes-com-investidores).

São Paulo-SP, June 5, 2017.

MARCELO KOPEL

Investor Relations Officer

(a)	The repurchase amounts do not include settlement, brokerage and trading fees.